SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 28)

Kellogg Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

487836 10 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 487836 10 8

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) George Gund III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of shares beneficially owned by each reporting person with	5. Sole Voting Power 161,950
6. Shared Voting Power 33,316,042
7. Sole Dispositive Power 161,950
8. Shared Dispositive Power 5,993,788

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,477,992
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 8.5%
12.

Type of Reporting Person

            IN

The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of all securities covered by this statement.

Item 1	(a).	Name of Issuer:

Kellogg Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

One Kellogg Square, P.O. Box 3599, Battle Creek, MI 49016-3599

Item 2	(a).	Names of Person Filing:

George Gund III

Item 2	(b).	Address of Principal Business Office:

39 Mesa Street, Suite 300, San Francisco, CA 94129

Item 2	(c).	Citizenship:

USA

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP No.:

487836 10 8

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a) Amount beneficially owned:

33,477,992

(b) Percent of class:

8.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

161,950

(ii) Shared power to vote or to direct the vote:

33,316,042 (Includes 2,691,096 shares held by a nonprofit foundation of which the reporting person is one of eight trustees and one of twelve members, as to such shares any beneficial ownership is hereby disclaimed.)

(iii) Sole power to dispose or to direct the disposition of:

161,950

(iv) Shared power to dispose or to direct the disposition of:

5,993,788 (Includes 2,691,096 shares held by a nonprofit foundation of which the reporting person is one of eight trustees and one of twelve members, as to such shares any beneficial ownership is hereby disclaimed.)

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. Those persons whose interest relates to more than five percent of the class are:

KeyBank National Association, as trustee of certain trusts

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

/s/ George Gund III
George Gund III